UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-49995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rogan & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 9th Avenue North, Suite 100
(No. and Street)

Safety Harbor	FL	34695
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	ana@roganfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael Rogan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Rogan & Associates, Inc._____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNA MICHELE MANZI
Notary Public - State of Florida
Commission # HH 427159
My Comm. Expires Jul 27, 2027
Bonded through National Notary Assn.

Notary Public

Signature:

Title:
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2024

CONTENTS



ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of **Rogan & Associates, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rogan & Associates, Inc.** as of December 31, 2024, the related statements of operations and changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Rogan & Associates, Inc.** as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Rogan & Associates, Inc.**'s management. Our responsibility is to express an opinion on **Rogan & Associates, Inc.**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Rogan & Associates, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness and Schedule II - Computation of Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of **Rogan & Associates, Inc.**'s financial statements. The supplemental information is the responsibility of **Rogan & Associates, Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness and Schedule II - Computation of Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Rogan & Associates, Inc.'s** auditor since 2019.
Assurance Dimensions
Coral Springs, Florida
March 26, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	297,442
Accounts receivable		213,213
Note receivable from stockholder		337,189
Investments in marketable securities		161,958
Property and Equipment, net of depreciation		366,039
Right of use asset		377,732
Prepaid expenses and deposits		64,370
	$	1,817,943

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	51,202
Deferred tax liability		75,143
Commissions payable		244,846
Lease liability		377,732
Total liabilities		748,923

Commitments and Contingencies (see Note F)

STOCKHOLDER'S EQUITY

Common stock, $1 par value (300 authorized, 150 issued and outstanding)	150
Additional paid-in-capital	30,985
Retained earnings	1,062,011
Less Treasury Stock, at cost	(24,126)
Total stockholder's equity	1,069,020
$	1,817,943

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:		
Investment advisory fees	$	5,152,406
Commissions		714,674
Other revenue		189,344
Interest income		4,026
Total revenues		6,060,450
EXPENSES:		
Employee compensation and benefits		4,757,429
Other operating expenses		368,090
Travel and entertainment		306,943
Occupancy and equipment		252,065
Professional fees		150,448
Office expense		116,548
Depreciation expense		27,518
Regulatory fees and expenses		27,285
Clearing firm charges		16,807
Total expenses		6,023,133
INCOME BEFORE INCOME TAXES	$	37,317
Income tax provision		37,768
NET LOSS	$	(451)

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Paid-in Capital	Treasury Stock	Retained Earnings	Total
	Shares	Amount				
Balances, January 1, 2024	150	$ 150	$ 30,985	$ (24,126)	$ 1,148,778	$ 1,155,787
Net loss	-	-	-	-	(451)	(451)
Stockholder's Distributions	-	-	-	-	(86,316)	(86,316)
Balances, December 31, 2024	150	$ 150	$ 30,985	$ (24,126)	$ 1,062,011	$ 1,069,020

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(451)
Adjustments to net income		
Depreciation		27,518
Unrealized losses on investments		(23,038)
Interest on notes receivable from stockholder		(4,026)
Change in deferred taxes		32,015
(Increase) decrease in:		
Accounts receivable		1,911
Prepaid expenses and deposits		(8,656)
Increase (decrease) in:		
Accounts payable and accrued expenses		2,480
Commissions payable		52,602
Lease liability / asset		10
Cash provided by Operating Activities		80,365
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(114)
Cash Flows used by Investing Activities		(114)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distribution		(16,842)
Cash Flows used by Financing Activities		(16,842)
Increase in Cash		63,409
Cash, Beginning of year		234,033
Cash, End of year	$	297,442
Supplemental disclosures of cash flow information:		
Income taxes paid	$	4,965
Non Cash		
Note receivable amortization through equity, including interest (distributions)	$	69,474

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Rogan & Associates, Inc. (the "Company" or "R&A") is a securities broker-dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

R&A is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and an investment adviser. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case includes the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") as well as the securities commissions of appropriate states. R&A is also a member of Securities Investor Protection Corporation ("SIPC").

<u>Basis of Presentation:</u> The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

<u>Cash and Cash Equivalents:</u> The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2024, there were no cash equivalents.

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2024 the Company exceeded the federally insured limit by $53,012.

<u>Marketable Securities:</u> Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned mutual funds and equities at December 31, 2024, priced using Level 1 inputs and valued at $161,958.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd*)

Property and Equipment, net: Property and equipment are presented at cost less accumulated depreciation. Property and equipment primarily consist of furniture, equipment and certain leasehold improvements. Equipment consists of both network, telecom and individual workstation equipment. Leasehold improvements are costs associated with interior office space improvements made by the Company to its leased office space. Depreciation of the assets is calculated using the straight-line method over the estimated useful lives of the assets which ranges as outlined below:

Asset type	Estimated useful life
Furniture	7-10 years
Equipment	5-10 years
Leasehold improvements	20-40 years

Property and equipment, net consists of the following:

Furniture	$	78,305
Equipment		103,900
Leasehold improvements		363,872
		546,077
Less accumulated depreciation		180,038
Property and equipment, net	$	366,039

Depreciation expense for the year ended December 31, 2024 was $27,518.

Income Taxes: Income taxes are provided at the statutory rate and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company has no material unrecognized tax benefits and no adjustments to its financial position, results of operations or cash flows were required as of December 31, 2024. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company's tax returns ended December 31, 2021, 2022, 2023 and (although not yet filed) 2024 are subject to potential examination by the taxing authorities.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd*)

Accounts Receivable and Credit Loss Reserve: The Company accounts for estimated credit losses on financial assets at an amortized cost basis and certain off-balance sheet credit exposures, if any, in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. An allowance for credit losses is established when the company records estimated credit losses. Changes to the estimated credit losses are recorded through the provision for credit loss expense. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue, and recoveries may occur.

Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. The Company recorded accounts receivable of $213,213 net of $0 allowance for credit losses at December 31, 2024.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2025 and March 26, 2025, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

Recent Accounting Pronouncements: In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

NOTE B – REVENUE RECOGNITION

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. Revenue recognition is determined through the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

NOTE B – REVENUE RECOGNITION *(Cont'd)*

Investment Advisory Fees

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Commissions

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by Raymond James & Associates, Inc. ("RJA") on a fully disclosed basis. The Company's agreement with RJA provides that as a clearing broker, RJA will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RJA. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from RJA (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

NOTE C – LEASE COMMITMENTS

Effective January 1, 2019, the Company adopted the new lease accounting guidance in ASU 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2026. The monthly rent under the lease is $16,478. The Company also has a five-year operating printer lease with US Bank which expires on November 29, 2026, with a monthly payment of $98.

NOTE C – LEASE COMMITMENTS (*Cont'd*)

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2024:

Year	Office Lease	Printer Lease	Total
2025	$ 197,736	$ 1,171	$ 198,907
2026	197,736	1,074	198,810
Thereafter	-	-	-
Total lease payments	$ 395,472	$ 2,245	$ 397,717
Less: interest	19,877	108	19,985
Present value of lease payments	$ 375,595	$ 2,137	$ 377,732

The present value of the right of use asset as of December 31, 2024, was $377,732.

Total rent and equipment lease expense for 2024 were $238,201 and $1,074, respectively.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2024, the Company had net capital of $211,443 which was $186,697 in excess of its required capital of $24,746. The Company's ratio of aggregate indebtedness to net capital was 1.7555 to 1 as of December 31, 2024. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOTE E – RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contributions are discretionary. Employer contributions for 2024 were $107,430.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. As of December 31, 2024, there are no liabilities or gain or loss contingencies that are required to be accrued or disclosed under U.S. GAAP.

NOTE G – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2024.

NOTE H – RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company had a balance of $337,189 for its receivable from its stockholder. This receivable is evidenced by a ten-year promissory note carrying a 1% annual interest rate. The amortization of the note ($65,448) and accrued interest ($4,026) are recorded as a distribution from equity on an annual basis.

NOTE I – INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2024:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2022-2024	None
United States-various states	2020-2024	None

The income tax benefit (expense) consists of the following at December 31:

	2024
Current:	
Federal	$ (5,703)
State	(49)
	$ (5,752)
Deferred:	
Federal	$ (26,528)
State	(5,488)
	(32,016)
Total	$ (37,768)

Deferred income taxes consists of the following at December 31:

	2024
Deferred tax assets (liabilities):	
Depreciation	$ (91,917)
Unrealized gain/loss	(16,143)
Contribution C/O	16,588
Lease accrual	-
NOL carryforwards	16,329
Net deferred tax asset -non-current	$ (75,143)

The Company's effective tax rate of 25.345% differs from the federal statutory rate of 21% due mainly to the change in valuation allowance recorded against the deferred tax assets, permanent accounting difference between GAAP and tax accounting and usage of net operating loss carryforwards. Other insignificant reconciling differences include nondeductible meals and entertainment expenses and state taxes.

As a result of the year ending December 31, 2024, taxable income, the Company utilized Federal net operating losses of approximately $120,845. As of December 31, 2024, state net operating loss ("NOL") carry forwards are approximately $2,800 and the Company had available approximately $13,530 in non-§382 NOL's available. Gross NOL carryforwards were $64,426 as of December 31, 2024. The Company's non-§382 NOL's may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period.

The Company has examined all available evidence and has determined that a valuation allowance is not necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2024.

NOTE J – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, investment brokerage, mutual fund and 12b-1 fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ROGAN & ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	1,069,020
Total ownership equity qualified for net capital		1,069,020
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable, net of commissions payable		141,185
Note receivable and payable from stockholder		337,189
Prepaid expenses and deposits		64,370
Fixed assets, net of depreciation		366,039
Net capital before haircuts on securities positions		160,237
Add: Deferred tax liability		75,143
Less: Haircuts and undue concentration		23,937
Net capital	$	211,443

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	24,746
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		24,746
Excess net capital	$	186,697
Net capital less greater of 10% of aggregate indebtedness or		
120% of minimum dollar net capital requirement		
of reporting broker-dealer	$	174,324

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from Statement of Financial Condition	$	748,923
Deduct:		
Lease liability		(377,732)
Total aggregate indebtedness	$	371,191
Ratio of aggregate indebtedness to net capital		175.55%

There are no material differences between the preceding calculation and the Company's corresponding
unaudited Part II A of Form X-17A-5, as amended on March 26, 2025, as of December 31, 2024.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE
15C3-3

DECEMBER 31, 2024

The Company claims exemption from the provisions of Rule 15c3-3 (the "Rule") under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2024, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.



ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of **Rogan & Associates, Inc.:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rogan & Associates, Inc. identified the following provision(s) of 17 C.F.R. §15c3- 3(k) under which Rogan & Associates, Inc claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Rogan & Associates, Inc. stated that Rogan & Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rogan & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rogan & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Coral Springs, Florida
March 26, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



ROGAN & ASSOCIATES

FINANCIAL PLANNERS

ROGAN & ASSOCIATES, INC.

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2024

Rogan & Associates, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Michael Rogan, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: March 26, 2025

Rogan & Associates, Inc.
200 Ninth Avenue North, Suite 100, Safety Harbor, FL 34695 t: 727.712.3400 tf: 1.866.779.3258 f: 727.712.3113 www.roganfinancial.com
Member: SIPC